UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2021

Commission File Number: 000-50975

China Finance Online Co. Limited ———————————————————————————————————
(Translation of registrant’s name into English)

HONG KONG ———————————————————————————————————
(Jurisdiction of incorporation or organization)

17th floor of Fuzhuo Plaza A No.28 Xuanwai Street, Xicheng District Beijing, China 100052
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

China Finance Online has elected to follow Home Country Practice pursuant to the available Nasdaq Exemption

The Nasdaq Listing Rules permit foreign private issuers to elect not to be governed by all Nasdaq corporate governance rules applicable to listed companies and in lieu thereof follow home country practice. China Finance Online is a foreign private issuer, founded as a Hong Kong company, operating in Hong Kong, the Mainland China and the United states. We have elected to avail ourselves of the exemption provided by Nasdaq, and we have elected to be governed by only Hong Kong laws and the terms of our articles of association as follows:

1.        Hong Kong law and our articles of association do not require that our board of directors be comprised of a majority of board members that are independent. Notwithstanding the foregoing, we currently have a board of directors that has a majority of persons who are independent, and we currently follow the Nasdaq Listing Rules in regard to independence (Listing Rule 5605).

2          Hong Kong law and our articles of association do not require that we have a nominations committee or compensation committee. Notwithstanding the foregoing, we currently have these two committees, and follow the Nasdaq Listing Rules in the independence requirements of the members.

3.        Hong Kong law and our articles of association do not require that we obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings, such as private placements. Accordingly, we intend to follow home country practice and not seek shareholder approval for such transactions, as would otherwise be required by Nasdaq Listing Rule 5635.

We have filed documentation with Nasdaq exempting the Company under the above that neither Hong Kong law nor our articles of association require.

Forward-Looking Statements

This announcement contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  The statements contained herein reflect management’s current views with respect to future events and financial performance.  These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: November 1, 2021	By:	/s/ Z. James Chen
	Name:	Z. James Chen
	Title:	Chief Executive Officer

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